UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

Fundrise Growth eREIT VI, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-11104

Delaware	84-2001654
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Address of principal executive offices)	20036 (Zip Code)

(202) 584-0550

Issuer’s telephone number, including area code

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our ability to effectively deploy the proceeds raised in our initial and subsequent offerings (the “Offering(s)”);
•	our ability to attract and retain shareholders to the online investment platform located at www.fundrise.com (the “Fundrise Platform”) of Rise Companies Corp. (our “Sponsor”);
•	risks associated with breaches of our data security;
•	public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);
•	climate change and natural disasters that could adversely affect our properties and our business;
•	changes in economic conditions generally and the real estate and securities markets specifically;
•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;
•	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease space;
•	defaults on or non-renewal of leases by tenants;
•	increased interest rates and operating costs;
•	our failure to obtain necessary outside financing;
•	decreased rental rates or increased vacancy rates;
•	the risk associated with potential breach or expiration of a ground lease, if any;
•	difficulties in identifying properties to complete, and consummating, real estate acquisitions, developments, joint ventures and dispositions;
•	our failure to successfully operate acquired properties and operations;
•	exposure to liability relating to environmental and health and safety matters;
•	changes in real estate and zoning laws and increases in real property tax rates;
•	our failure to maintain our status as a real estate investment trust (“REIT”);

•	failure of acquisitions to yield anticipated results;
•	risks associated with derivatives or hedging activity;
•	our level of debt and the terms and limitations imposed on us by our debt agreements;
•	the need to invest additional equity in connection with debt refinancings as a result of reduced asset values;
•	our ability to retain our executive officers and other key personnel of our advisor, our property manager and their affiliates;
•	expected rates of return provided to investors;
•	the ability of our Sponsor and its affiliates to source, originate and service our loans and other assets, and the quality and performance of these assets;
•	our ability to retain and hire competent employees and appropriately staff our operations;
•	legislative or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of REITs and the Securities and Exchange Commission (“SEC”) guidance related to Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), or the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”));
•	changes in business conditions and the market value of our assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;
•	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by our Sponsor;
•	our ability to access sources of liquidity when we have the need to fund redemptions of common shares in excess of the proceeds from the sales of our common shares in our continuous offering and the consequential risk that we may not have the resources to satisfy redemption requests;
•	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended, the Investment Company Act of 1940, as amended, and other laws; and
•	changes to U.S. generally accepted accounting principles (“U.S. GAAP”).

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.	Business

Fundrise Growth eREIT VI, LLC is a Delaware limited liability company formed on June 4, 2019, to originate, invest in and manage a diversified portfolio of commercial real estate properties. We may also invest, to a limited extent, in commercial real estate loans, as well as commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and REIT senior unsecured debt) and other real estate-related assets, where the underlying assets primarily consist of commercial real estate properties. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The Company has one reportable segment consisting of investments in real estate. The use of the terms “Fundrise Growth eREIT VI”, the “Company”, “we”, “us” or “our” in this Annual Report refer to Fundrise Growth eREIT VI, LLC unless the context indicates otherwise.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2020, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, as amended.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of our Sponsor, the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the Fundrise Platform, which allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Investment Strategy

We have used, and intend to continue to use, substantially all of the proceeds of this Offering to originate, acquire, asset manage, operate, selectively leverage, syndicate and opportunistically sell commercial real estate properties. We acquire and operate real estate and real estate-related assets on an opportunistic basis. Our management has extensive experience investing in numerous types of properties. Thus, we may acquire a wide variety of commercial properties, including office, industrial, retail, hospitality, recreation and leisure, single-tenant, multifamily and other real properties. These properties may be existing, income-producing properties, newly constructed properties or properties under development or construction and may include multifamily properties purchased for conversion into condominiums and single-tenant properties that may be converted for multifamily use. We focus on acquiring properties with significant possibilities for capital appreciation, such as those requiring development, redevelopment or repositioning, those located in markets with high growth potential and those available from sellers who are distressed or face time-sensitive deadlines. We also may invest in real estate-related securities, including securities issued by other real estate companies, either for investment or in change of control transactions completed on a negotiated basis or otherwise, and in bridge and mezzanine loans that may lead to an opportunity to purchase a real estate interest. In addition, to the extent that our Manager and its investment committee determines that it is advantageous, we also may make or invest in commercial mortgage-backed securities, mortgage loans and tenant-in-common interests. We expect that our portfolio of debt investments, if any, will be secured primarily by U.S. based collateral and diversified by security type, property type and geographic location.

We may enter into one or more joint ventures, tenant-in-common investments or other co-ownership arrangements for the acquisition, development or improvement of properties with third parties or affiliates of our Manager, including present and future real estate investment offering and REITs sponsored by affiliates of our Sponsor. We also may serve as mortgage lender to, or acquire interests in or securities issued by, these joint ventures, tenant-in-common investments or other joint venture arrangements.

In executing on our business strategy, we believe that we benefit from our Manager’s affiliation with our Sponsor given our Sponsor’s strong track record and extensive experience and capabilities as an online real estate origination and funding platform. These competitive advantages include:

•	our Sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and portfolio manage assets;

•	our Sponsor’s direct and online origination capabilities, which are amplified by a proprietary technology platform, business process automation, and a large user base, of which a significant portion are seeking capital for real estate projects;

•	our Sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate-related products and that finance the types of assets we intend to acquire and originate;

•	our Sponsor’s experienced portfolio management team which actively monitors each investment through an established regime of analysis, credit review and protocol; and

•	our Sponsor’s management team, which has a successful track record of making commercial real estate investments in a variety of market conditions.

Investment Objectives

Our primary investment objectives are:

•	to realize growth in the value of our investments within approximately seven years from the one year anniversary of the qualification of our initial Offering;
•	to grow net cash from operations so that cash flow is available for distributions to investors over the long term;
•	to enable investors to realize a return on their investment by beginning the process of liquidating and distributing cash to investors within approximately seven years from the one year anniversary of the qualification of our initial Offering, or providing liquidity through alternative means such as in-kind distributions of our own securities or other assets; and
•	to preserve, protect and return shareholders’ capital contributions.

We also seek to realize growth in the value of our investments by timing their sale to maximize value. However, there is no assurance that our investment objectives will be met. We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager has substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. Our Manager’s investment committee will review our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our shareholders. We expect to seek a liquidity transaction within five to seven years from the qualification of our initial offering.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities as well as online lending platforms that compete with the Fundrise Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, amount of capital to be invested per project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our latest offering circular filed with the SEC (the “Offering Circular”), which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. For more information, see “Statements Regarding Forward-Looking Information”. Unless otherwise indicated, the latest results discussed below are as of December 31, 2021.

Offering Results

We have offered up to $50.0 million in common shares in any rolling twelve-month period under Regulation A (the “Offering”). The SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50.0 million to $75.0 million. The amendment became effective March 15, 2021, and the Company may utilize this increased offering amount in the future. As of December 31, 2021 and 2020, we had raised total gross offering proceeds of approximately $50.0 million from settled subscriptions (including $15,000 received in the private placements to our Sponsor, and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and separate private placements for an aggregate of approximately 4,996,000 of our common shares.

As of October 30, 2020, the Manager closed the Offering. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D of the Securities Act (“Regulation D”), as determined by the Manager.

Until September 30, 2020, the per share purchase price for our common shares was $10.00, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price for our common shares has been and will continue to be adjusted at the beginning of each semi-annual period, or such other period as determined by our Manager in its sole discretion, but no less frequently than annually. Our Manager has initially determined to adjust the per share purchase price semi-annually, as of April 1st and October 1st of each year (or as soon as commercially reasonable and announced by us thereafter), to equal the sum of our net asset value (“NAV”), divided by the number of our common shares outstanding as of the end of the prior semi-annual period (“NAV per share”).

Below is the NAV per share since September 30, 2020, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
September 30, 2020	$10.00	Form 1-U
March 31, 2021	$10.19	Form 1-U
June 30, 2021	$10.53	Form 1-U
September 30, 2021	$11.07	Form 1-U
December 31, 2021	$11.89	Form 1-U
March 31, 2022	$12.04	Form 1-U

Distributions

To qualify as a REIT, and maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions monthly or quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level. For example, in response to the global outbreak of COVID-19, the Manager determined to delay or reduce distributions from March 31, 2020 through June 30, 2020 in order to preserve liquidity at the Company level. The Manager does not expect any such trend to continue long-term, as, among other things, as a REIT, we are required to distribute at least 90% of our REIT taxable income annually.

When calculated on a tax basis, distributions were made 100% from return of capital and 0% from ordinary income for the year ended December 31, 2021.

On December 29, 2020, we declared our first distribution to shareholders for the distribution period January 1, 2021, through January 31, 2021. In addition, our Manager has declared daily distributions for shareholders of record as of the close of business on each day for the periods as shown in the table below:

Distribution Period	Daily Distribution Amount/Common Share		Date of Declaration	Payment Date (1)	Annualized Yield (2)		Link
01/01/2021 – 01/31/2021	0.0005479452		12/29/2020	04/13/2021	2.00%		Form 1-U
02/01/2021 – 02/28/2021	0.0002739726		01/28/2021	04/13/2021	1.00%		Form 1-U
03/01/2021 – 03/31/2021	0.0001369863		02/25/2021	04/13/2021	0.50%		Form 1-U
04/01/2021 – 04/30/2021	0.0008219178		03/30/2021	07/13/2021	3.00%		Form 1-U
05/01/2021 – 05/31/2021	0.0005479452		04/29/2021	07/13/2021	2.00%		Form 1-U
06/01/2021 – 06/30/2021	0.0004109589		05/28/2021	07/13/2021	1.50%		Form 1-U
07/01/2021 – 07/31/2021	0.0001369863		06/29/2021	10/12/2021	0.50%		Form 1-U
08/01/2021 – 08/31/2021	0.0000000000		N/A	N/A	0.00%		N/A
09/01/2021 – 10/01/2021	0.0002739726		08/27/2021	10/12/2021	1.00%		Form 1-U
10/02/2021 – 10/31/2021	0.0002739726		10/01/2021	01/11/2022	1.00%		Form 1-U
11/01/2021 – 11/30/2021	0.0006849315		10/27/2021	01/11/2022	2.50%		Form 1-U
12/01/2021 – 12/31/2021	0.0008219178		11/29/2021	01/11/2022	3.00%		Form 1-U
01/01/2022 – 01/31/2022	0.0006849315		12/29/2021	04/21/2022	2.50%		Form 1-U
02/01/2022 – 02/28/2022	0.0004109589		01/28/2022	04/21/2022	1.50%		Form 1-U
03/01/2022 – 03/31/2022	0.0002739726		02/25/2022	04/21/2022	1.00%		Form 1-U
04/01/2022 – 04/30/2022	0.0002739726		3/30/2022	07/21/2022	1.00%		Form 1-U
Weighted Average	0.0004112419	(3)			1.50	%(4)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

(3)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from January 1, 2021 through April 30, 2022.

(4)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.

Any distributions that we make will directly impact our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective October 1, 2021 we revised our Redemption Plan to reflect the following changes: (1) update our policy for redemptions so that shares held less than 5 years will be subject to a flat 1% penalty to the NAV per share in effect at the time of the redemption request; and (2) effectuate redemption requests on a first in first out basis, meaning, those shares submitted by a shareholder for redemption in any given month or quarter that have been continuously held for the longest amount of time will be redeemed first. Our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

Effective as of March 31, 2020, our Manager determined to (i) suspend the processing and payment of redemptions under our redemption plan until further notice, and (ii) delay the consideration and processing of all outstanding redemption requests until further notice. We resumed the processing and payment of redemptions under our redemption plan as of June 30, 2020.

As of December 31, 2021, approximately 773,000 common shares had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. GAAP. The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the consolidated financial statements.

We believe the following accounting estimates are the most critical to aid in fully understanding our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Valuation of Equity Method Investees

The Company evaluates its investments in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value of the investment using various valuation techniques including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. Such assumptions involve a high degree of judgment and could be impacted by future economic and market conditions. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment loss to reduce the carrying value of its investment to fair value.

Impairment of Rental Real Estate Properties and Real Estate Held for Improvement

Long-lived assets are reviewed for impairment at least annually, or whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When determining if a property has indicators of impairment, we evaluate the property’s occupancy and cash flows, our expected holding period for the property, strategic decisions regarding the property’s future operations or development, and other market factors. Impairment exists if estimated future undiscounted cash flows associated with those assets are less than the assets’ carrying value. Estimates of undiscounted cash flows are based on forward-looking assumptions, including annual and residual cash flows, terminal capitalization rates, and our estimated holding period for each asset. Such assumptions involve a high degree of judgment and could be affected by future economic and market conditions. When impairment exists, the long-lived asset is adjusted to its fair value. Impairment is calculated as the excess of carrying value over the fair value. Fair value is determined using industry techniques, which include a discounted cash flow, comparable sales or other income approaches. These valuation techniques require assumptions regarding future occupancy, rental rates, capital requirements, capitalization rate and discount rate that could differ materially from actual results and involve a high degree of judgment. Assets held for sale are recorded at the lower of cost or fair value less costs to sell.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (each an “ASU”) that may have an impact on our consolidated financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies in our consolidated financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our consolidated financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We primarily generate revenues from rental revenue from investments in real estate, as well as cash flow distributions and equity in earnings from our investments in unconsolidated joint ventures. We may also seek to acquire other investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition, in our consolidated financial statements for further detail.

Results of Operations

For the years ended December 31, 2021 and 2020, we had total net losses of approximately $(2.2 million) and $(610,000), respectively.

Revenue

Rental Revenue

For the years ended December 31, 2021 and 2020, we earned rental revenue of approximately $1.7 million and $235,000, respectively, from the operation of rental real estate properties. The increase in rental revenue is due to a full twelve months of rental revenue recognized on our first rental real estate property which was acquired in September 2020. Accordingly, there were only three months of rental revenue recognized in the prior year. Additionally, we placed a real estate property in-service during January 2021 that was originally held for development.

Expenses

Property Operating and Maintenance

For the years ended December 31, 2021 and 2020, we incurred property operating and maintenance expenses of approximately $1.2 million and $80,000, respectively, which includes property taxes, utilities, repairs, and other operating costs. The increase in property operating and maintenance expense is due to placing one of our development properties in-service in January 2021, as well as a full twelve months of expenses recognized on our first rental real estate property that was acquired in September 2020.

Depreciation and Amortization

For the years ended December 31, 2021 and 2020, we incurred depreciation and amortization expense of approximately $597,000 and $138,000, respectively. The increase in depreciation and amortization expense is attributable to the rental real estate property that was placed in-service in January 2021, as well as a full twelve months of depreciation recognized on the first rental real estate property that we acquired in September 2020.

Asset Management and Other Fees – Related Party

For the years ended December 31, 2021 and 2020, we incurred asset management fees due to the Manager of approximately $401,000 and $102,000, respectively. The increase in asset management fees is due to the expiration of the fee waiver period as of September 30, 2020. In addition, the increase in asset management fees is related to an increase in NAV, as the asset management fee is calculated as a percentage of NAV each quarter.

General and Administrative Expenses

For the years ended December 31, 2021 and 2020, we incurred general and administrative expenses of approximately $311,000 and $227,000, respectively, which includes auditing and professional fees, bank fees, software and subscription costs, transfer agent fees, and other expenses associated with operating our business. The increase in general and administrative expenses is mainly attributable to increased audit and tax fees in 2021 and a full year of operations for properties in 2021.

Other Expense

Equity in Losses

For the years ended December 31, 2021 and 2020, we had equity in losses of approximately $(1.2 million) and $(307,000), respectively, from our equity method investments. The increased net loss in the current year is due to the acquisition of our first joint venture investment in December 2020. As the joint venture was not acquired until December 2020, the equity in losses recognized during the year ended December 30, 2020 is mainly attributable to initial syndication costs associated with the joint venture acquisition.

Our Investments

As of December 31, 2021, we had entered into the following investments. See “Recent Developments” for a description of any investments we have made since December 31, 2021. Note that the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property Controlled Subsidiaries (Wholly- Owned Investments)	Location	Type of Property	Approx. Square Footage at Acquisition	Date of Acquisition	Approx. Acquisition Cost	Projected Hold Period	Overview (Form 1-U)
W59 Controlled Subsidiary	Los Angeles, CA	Mixed-Use	75,000	02/07/2020	$15,040,000	10 years	Initial
L37 Controlled Subsidiary	Nashville, TN	Multifamily	65,000	09/24/2020	$10,820,000	7 – 10 years	Initial
Z20 Controlled Subsidiary	Nashville, TN	Land	565,000	09/24/2020	$4,640,000	7 – 10 years	Initial

Real Property Controlled Subsidiaries (Joint Venture Investments)	Location	Property Type	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
Parkland Controlled Subsidiary	Orange Park, FL	Multifamily	12/11/2020	$15,032,000	Initial

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

As of December 31, 2021, the Company's investments in companies that are accounted for under the equity method of accounting also included the initial and subsequent contributions to National Lending in exchange for ownership interests. See Note 8, Related Party Arrangements for further information regarding National Lending.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of real estate investments and conduct our operations from the proceeds of our Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of December 31, 2021, we had deployed approximately $48.2 million in net capital for five investments and had approximately $1.6 million in cash and cash equivalents and restricted cash. The Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of December 31, 2021, we anticipate that cash on hand and proceeds from our Offering will provide sufficient liquidity to meet future funding commitments and costs of operations. As of December 31, 2021, the Offering was closed by the Manager. If the Manager determines, the Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D.

We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We currently have outstanding unsecured Company level debt (inclusive of accrued interest) of approximately $8.6 million and $6.5 million as of April 21, 2022 and December 31, 2021, respectively. This does not include any debt secured by the real property of our consolidated or unconsolidated investments, which may represent additional sources of future liquidity. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50%-85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We face challenges in order to ensure liquidity and capital resources on a long-term basis. If we do not raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make. The Company may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

Despite an evolving COVID-19 landscape with continued case flare-ups from new variants like Delta and Omicron, 2021 saw a resounding rebound from 2020’s lockdown recession. According to Federal Reserve Economic Data published by the Federal Reserve Bank of St. Louis, the U.S. economy had fully recovered and overtaken its pre-COVID size in Q1 2021 when it logged 6.3% annualized growth. The elevated pace of annualized growth continued in Q2 2021 at 6.7%, and while this slowed in Q3 2021 to 2.3%, according to Federal Reserve Economic Data’s most recent estimates, the outlook is growth accelerated again in Q4 2021 projecting a 7.0% annualized growth rate. In turn, 2021 market performance was strong and widespread. The S&P returned 26.9% for the year, and, after being particularly hard hit in 2020, real estate saw strong relative performance with the Vanguard Real Estate Index returning 40.4% in 2021.

Within real estate, performance has diverged significantly between sectors, and we are encouraged by our focus on residential and industrial assets where we anticipate continued demand growth. While the impacts from the war in Ukraine are currently unpredictable; it is possible that the event will negatively impact both the U.S. and world economy. In such a scenario, while uncertain, we expect that our current strategies, centered around real estate with intrinsic value (residential and industrial logistics) and inherent limited supply, are likely to perform as well or better than most other strategies.

•	Apartment REITs outperformed the broader REIT sector in 2021, returning 64% (vs. 43% for all sectors). This follows underperformance in 2020 (apartment REITs returned -15% vs. -8% for all sectors).

•	Single-Family Rental (“SFR”) continued to outperform the broader REIT sector in 2021, returning 53%, building on outperformance in 2020 (6%).

•	Industrial returned 62% in 2021, following substantial outperformance in 2020 (12%).

•	Meanwhile, after sharply negative performance in 2020 (Office -18%, Lodging -24%), commercial sectors continued to underperform the broader REIT index in 2021 (Office 22%, Lodging 18%); Retail REITs returned 52% in 2021 after posting the worst performance among REIT sectors in 2020 (-25%).

Multi-Family and Single-Family rent growth reached historic levels in 2021. Per Yardi Matrix’s November 2021 report, Multi-Family asking rents were up 13.5% year-over-year while Single-Family rents were up 14.7% year-over-year. This rent growth coupled with pronounced cap rate compression has driven significant valuation increases in residential real estate in 2021.

While government stimulus and low interest rates encouraged 2021’s robust economic rebound, this highly accommodative monetary policy also drove inflation to highs not seen in almost 40 years. As the consensus outlook on inflation has recently moved from “transitory” to more persistent, the Federal Reserve has markedly changed its stance to become more hawkish, signaling a prompt end to bond buying and a high likelihood of several rate increases in 2022.

Despite expectations of tighter monetary policy and forthcoming Federal Reserve interest rate hikes, economic fundamentals remain sound. While down from its earlier forecast of 4.2%, Goldman Sachs’ revised 2022 U.S. Gross Domestic Product economic growth forecast remains a healthy 3.8%. The general economic tailwinds captured in this forecast are likely to broadly drive rent growth, occupancy, and asset pricing. Further, hard assets, such as real estate, tend to perform well in inflationary environments.

Off-Balance Sheet Arrangements

As of December 31, 2021 and 2020, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 8, Related Party Arrangements in our consolidated financial statements.

Recent Developments

Investments

There have been no real estate investments acquired by or repaid to the Company since December 31, 2021 through April 21, 2022.

Other

Event	Date	Description
Share Purchase Price Update	01/01/2022	Beginning on January 1, 2022, the per share purchase price of our common shares was updated to $11.89 due to a periodic change in NAV. More information can be found here.

January 2022 Note from National Lending	01/03/2022	On January 3, 2022, National Lending issued a promissory note to the Company in the principal amount of $2.0 million. The note bears a 3.50% interest rate and matures on January 3, 2023. As of April 21, 2022, there is outstanding principal of $8.5 million and accrued interest outstanding of approximately $97,000 related to promissory notes with National Lending.

January 2022 Contribution to National Lending	01/14/2022	On January 14, 2022, the Company made an additional contribution of $174,000 to National Lending, bringing its total contributions to approximately $2.5 million.

Declaration of February 2022 Distributions	01/28/2022	On January 28, 2022, our Manager declared a daily distribution of $0.0004109589 per share for shareholders of record as of the close of business on each day of the period commencing on February 1, 2022 and ending on February 28, 2022. More information can be found here.

Declaration of March 2022 Distributions	02/25/2022	On February 25, 2022, our Manager declared a daily distribution of $0.0002739726 per share for shareholders of record as of the close of business on each day of the period commencing on March 1, 2022 and ending on March 31, 2022. More information can be found here.

Declaration of April 2022 Distributions	03/30/2022	On March 30, 2022, our Manager declared a daily distribution of $0.0002739726 per share for shareholders of record as of the close of business on each day of the period commencing on April 1, 2022 and ending on April 30, 2022. More information can be found here.

Share Purchase Price Update	04/01/2022	Beginning on April 1, 2022, the per share purchase price of our common shares was updated to $12.04 due to a periodic change in NAV. More information can be found here.

Item 3.	Directors and Officers

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our Offering Circular unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual, as opposed to a fiduciary, relationship with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Executive Officers of Our Manager

As of the date of this Annual Report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Benjamin S. Miller	45	Chief Executive Officer
Brandon T. Jenkins	36	Chief Operating Officer
Bjorn J. Hall	41	General Counsel, Chief Compliance Officer and Secretary
Alison A. Staloch	41	Chief Financial Officer

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and a Director of our Sponsor since its inception on March 14, 2012. Prior to Rise Companies Corp., Mr. Miller had been a Managing Partner of the real estate company WestMill Capital Partners from October 2010 to June 2012, and before that, was President of Western Development Corporation one of the largest mixed-use real estate companies in the Washington, DC metro area, from April 2006 to October 2010, after joining the company in early 2005 as its Chief Operating Officer. From 2003 until 2005, Mr. Miller was an Associate and part of the founding team of Democracy Alliance, a progressive investment collaborative. In 2001, Mr. Miller co-founded and was a Managing Partner of US Nordic Ventures, a private equity and operating company that works with Scandinavian green building firms to penetrate the U.S. market. Mr. Miller has a Bachelor of Arts from the University of Pennsylvania.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in such capacities with the Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate. Additionally, Mr. Jenkins has served as Director of Real Estate for WestMill Capital Partners since March of 2011. Previously, Mr. Jenkins spent two and a half years as an investment advisor and sales broker at Marcus & Millichap, the largest real estate investment sales brokerage in the country. Prior to his time in brokerage, Mr. Jenkins also worked for Westfield Corporation, a leading shopping center owner. Mr. Jenkins earned his Bachelor of Arts in Public Policy and Economics from Duke University.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our Sponsor since February 2014. Prior to joining our Sponsor in February 2014, Mr. Hall was a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Mr. Hall has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law Center.

Alison A. Staloch currently serves as the Chief Financial Officer of our Manager and has served in such capacities with our Sponsor since her appointment on June 7, 2021. Prior to becoming the Chief Financial Officer of the Manager, Ms. Staloch served as the Chief Accountant of the Division of Investment Management at the U.S. Securities and Exchange Commission from December 2017 to April 2021, and before that, served as Assistant Chief Accountant from November 2015 to November 2017. From 2005 to 2015, Ms. Staloch was with KPMG LLP in the Asset Management practice. Ms. Staloch has a Bachelor of Arts in Psychology from Miami University and received a Master of Accounting from the Ohio State University.

Compensation of Executive Officers

Each of the executive officers of our Sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for their services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our Offering Circular and Note 8, Related Party Arrangements – Fundrise Advisors, LLC, Manager in our consolidated financial statements.

Item 4.	Security Ownership of Management and Certain Securityholders

Principal Shareholders

The following table sets forth the approximate beneficial ownership of our common shares as of March 31, 2022, for each person or group that holds more than 10.0% of our common shares, for each director and executive officer of our Manager and for the directors and executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

Name of Beneficial Owner (1)(2)	Number of Shares Beneficially Owned	Percent of All Shares
Benjamin S. Miller	-	-
Brandon T. Jenkins	6	*
Bjorn J. Hall	61	*
Alison A. Staloch	-	-
All directors and executive officers of our Manager as a group (4 persons)	67	*

*	Represents less than 1.0% of our outstanding common shares.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Each listed beneficial owner, person or entity has an address in care of our principal executive offices at 11 Dupont Circle NW, 9th Floor, Washington, DC 20036.

Item 5.	Interest of Management and Others in Certain Transactions

For further details, please see Note 8, Related Party Arrangements in Item 7, Financial Statements.

Item 6.	Other Information

None.

Item 7.	Financial Statements

Index to the CONSOLIDATED Financial Statements of

Fundrise Growth ereit VI, LLC

Independent Auditors’ Report

The Members

Fundrise Growth eREIT VI, LLC:

Opinion

We have audited the consolidated financial statements of Fundrise Growth eREIT VI, LLC and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations, members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the consolidated financial statements are available to be issued.

F-1

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ KPMG LLP

McLean,Virginia

April 21, 2022

F-2

Fundrise Growth eREIT VI, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of December 31, 2021	As of December 31, 2020
ASSETS
Cash	$1,497	$5,487
Restricted cash	55	72
Other assets, net	148	128
In-place leases, net	-	75
Investments in equity method investees	14,786	17,061
Investments in real estate held for improvement	4,754	19,716
Investments in rental real estate properties, net	25,413	10,608
Total Assets	$46,653	$53,147

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$360	$249
Due to related party	115	115
Distributions payable	323	80
Redemptions payable	496	1,431
Rental security deposits and other liabilities	141	385
Notes payable – related party	6,523	6,013
Total Liabilities	$7,958	$8,273

Commitments and Contingencies

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 4,995,902 shares issued and 4,223,397 and 4,548,381 shares outstanding as of December 31, 2021 and 2020, respectively	42,216	45,564
Accumulated deficit	(3,521)	(690)
Total Members’ Equity	38,695	44,874
Total Liabilities and Members’ Equity	$46,653	$53,147

The accompanying notes are an integral part of these consolidated financial statements.

F-3

Fundrise Growth eREIT VI, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Revenue
Rental revenue	$1,692	$235
Other revenue	116	22
Total revenue	1,808	257

Expenses
Property operating and maintenance	1,221	80
Depreciation and amortization	597	138
General and administrative expenses	311	227
Asset management and other fees – related party	401	102
Total expenses	2,530	547

Other expense
Equity in losses	(1,232)	(307)
Interest expense – related party	(212)	(13)
Total other expense	(1,444)	(320)

Net (loss)	$(2,166)	$(610)

Net loss per basic and diluted common share	$(0.49)	$(0.17)
Weighted average number of common shares outstanding, basic and diluted	4,383,357	3,689,289

The accompanying notes are an integral part of these consolidated financial statements.

F-4

Fundrise Growth eREIT VI, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Accumulated	Total Members’
	Shares	Amount	Deficit	Equity
December 31, 2019	1,500	$15	$-	$15
Proceeds from issuance of common shares	4,994,402	49,944	-	49,944
Offering costs	-	(1)	-	(1)
Distributions declared on common shares	-	-	(80)	(80)
Redemptions of common shares	(447,521)	(4,394)	-	(4,394)
Net loss	-	-	(610)	(610)
December 31, 2020	4,548,381	45,564	(690)	44,874
Offering costs	-	(97)	-	(97)
Distributions declared on common shares	-	-	(665)	(665)
Redemptions of common shares	(324,984)	(3,251)	-	(3,251)
Net loss	-	-	(2,166)	(2,166)
December 31, 2021	4,223,397	$42,216	$(3,521)	$38,695

The accompanying notes are an integral part of these consolidated financial statements.

F-5

Fundrise Growth eREIT VI, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
OPERATING ACTIVITIES:
Net loss	$(2,166)	$(610)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Equity in losses	1,232	307
Depreciation and amortization	597	138
Bad debt expense	18	-
Organizational costs	15	-
Changes in assets and liabilities:
Net increase in other assets	(38)	(2)
Net increase in accounts payable and accrued expenses	105	83
Net increase in due to related party	10	122
Net increase (decrease) in rental security deposits and other liabilities	(244)	310
Net cash provided by (used in) operating activities	(471)	348
INVESTING ACTIVITIES:
Investments in equity method investees	-	(17,368)
Distributions received from equity method investees	1,043	-
Investments in real estate held for improvement	-	(19,792)
Improvements of real estate held for improvement	(97)	(194)
Incremental revenues from real estate held for improvement, net of leasing commissions	-	315
Capital expenditures related to rental real estate properties	(262)	-
Investment in rental real estate properties	-	(10,745)
Net cash provided by (used in) investing activities	684	(47,784)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	-	49,944
Proceeds from notes payable – related party	6,500	6,000
Repayment of notes payable – related party	(6,000)
Redemptions paid	(4,186)	(2,963)
Distributions paid	(422)	-
Offering costs paid	-	(1)
Reimbursements (to) from related party	(112)	-
Net cash provided by (used in) financing activities	(4,220)	52,980

Net increase (decrease) in cash and cash equivalents and restricted cash	(4,007)	5,544
Cash and cash equivalents and restricted cash, beginning of period	5,559	15
Cash and cash equivalents and restricted cash, end of period	$1,552	$5,559

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Offering costs accrued	$1	$-
Improvements of real estate held for improvement included in accounts payable	$7	$-
Investments in real estate held for improvement placed in service	$15,066	$-
Distributions payable	$323	$80
Redemptions payable	$496	$1,431

The accompanying notes are an integral part of these consolidated financial statements.

F-6

Fundrise Growth eREIT VI, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

1.	Formation and Organization

Fundrise Growth eREIT VI, LLC was formed on June 4, 2019, as a Delaware limited liability company and substantially commenced operations on January 9, 2020. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Growth eREIT VI, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of real estate investments and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. Each real estate property held for improvement or for rent by the Company is acquired by a limited liability company that is a subsidiary of ours. These subsidiaries are wholly owned by the Company and consolidated in these financial statements.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We intend to continue operating in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. We hold substantially all of our assets directly, and as of December 31, 2021 and 2020, have not established an operating partnership or any taxable REIT subsidiaries, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT. As of December 31, 2021 and 2020, we elected to treat certain wholly-owned subsidiaries as qualified REIT subsidiaries (“QRSs”) to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT. See Note 2, Summary of Significant Accounting Policies – Income Taxes for further information.

The Company’s initial offering of its common shares (the “Offering”) was conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. Under this Offering, a maximum of $50.0 million of the Company’s common shares could be sold to the public in any given twelve-month period. The SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50.0 million to $75.0 million. This amendment became effective March 15, 2021, and the Company may utilize this increased offering amount in the future. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. The Company qualified its initial $50.0 million of common shares on December 4, 2019.

As of October 30, 2020, the Manager closed the Offering. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D of the Securities Act (“Regulation D”), as determined by the Manager.

As of December 31, 2021 and 2020, after redemptions, the Company had net common shares outstanding of approximately 4,223,000 and 4,548,000, respectively, including common shares issued to Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of December 31, 2021 and 2020, the Sponsor owned 500 common shares. In addition, as of December 31, 2021 and 2020, Fundrise, L.P., an affiliate of the Sponsor, had purchased an aggregate of 1,000 common shares at $10.00 per share in a private placement for an aggregate purchase price of $10,000. As of December 31, 2021 and 2020, the total amount of equity issued by the Company on a gross basis was approximately $49.9 million.

The Company’s Manager has established various plans by which individual clients of the Manager may elect to have distributions received from real estate investment trusts managed by our Manager (“eREITs”), the Fundrise eFund, LLC, and the Fundrise Real Estate Interval Fund, LLC reinvested across such individual client's Fundrise portfolio according to such individual client's selected preferences ("Reinvestment Plans"). Shares purchased through such Reinvestment Plans are done so at the effective price at the time of distribution issuance. For the years ended December, 2021 and 2020, no distributions declared by the Company have been reinvested directly into the Company through such Reinvestment Plans.

F-7

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC.

Certain amounts in the prior year’s consolidated financial statements have been reclassified to conform to current year presentation. "Redemptions - common shares" amounts have been reclassified as “Common shares, net of redemptions”.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. All intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Restricted Cash

Restricted cash consists of cash balances restricted in use by contractual obligations with third parties. This includes funds escrowed for tenant security deposits.

Loss per Share

Basic loss per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic loss per share is computed by dividing income available to members by the weighted-average common shares outstanding during the period. Diluted net loss per common share equals basic net loss per common share as there were no potentially dilutive securities outstanding during the years ended December 31, 2021 and 2020.

Organizational and Offering Costs

Organizational and offering costs of the Company were initially paid by the Manager on behalf of the Company. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company anticipates that, pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company. The Manager has decided that the Company shall only reimburse the Manager for the organizational and offering costs subject to a minimum net asset value (“NAV”), as described below.

F-8

After the Company has reached a NAV greater than $10.00 per share (“Hurdle Rate”), the Company is obligated to start reimbursing the Manager, without interest, for organizational and offering costs incurred, both, before and after the date that the Hurdle Rate is reached. The total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the Offering provided. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company recognizes a liability for organizational costs and offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with ASC 450, Contingencies. As a result, there will be no liability recognized until the Company reaches the Hurdle Rate. Upon the Company’s NAV exceeding the Hurdle Rate, it will recognize a liability with a corresponding reduction to equity for offering costs, and a liability with a corresponding expense to for organizational costs.

The table below presents the Company’s organizational and offering costs paid and payable to the Manager as of and for the periods presented (amounts in thousands):

Organizational and Offering Costs (1)	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Costs incurred by the Manager:
Beginning balance	$107	$-
Costs incurred during the period	7	107
Ending balance	$114	$107
Less: cumulative costs reimbursed to Manager	(112)	-
Less: costs payable to Manager	(1)	-
Total costs subject to reimbursement in a future period	$1	$107

(1)	The Hurdle Rate was met as of March 31, 2021.

Of the total costs reimbursed to the Manager as of December 31, 2021, approximately $15,000 was related to organizational costs and is included as a general administrative expense in the consolidated statements of operations.

During the years ended December 31, 2021 and 2020, the Company directly incurred offering costs of approximately $0 and $1,000, respectively. Of these amounts, $0 were payable as of December 31, 2021 and 2020.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and adjusted for contributions, distributions, basis difference, and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. As of December 31, 2021, we have one unconsolidated VIE, FR-PC Parkland JV LLC.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the years ended December 31, 2021 and 2020.

F-9

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

Investment in Rental Real Estate Properties and Real Estate Held for Improvement

Our investments in rental real estate properties and real estate held for improvement may include the acquisition of unimproved land, homes, multifamily properties, townhomes or condominiums, office space, or industrial properties that are (i) held as rental properties or (ii) held for redevelopment or are in the process of being renovated.

 In accordance with FASB ASC 805, Business Combinations, the Company first determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Whether the acquisition of a property acquired is considered a business combination or asset acquisition, the Company recognizes the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquired entity. If the property acquired constitutes a business combination, the Company expenses acquisition-related costs as they are incurred and evaluates the existence of goodwill or a gain from a bargain purchase. If the property acquired is determined to be an asset acquisition, the Company capitalizes acquisition-related costs, but does not recognize goodwill or earnings on a gain from bargain purchase.

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, site improvements, above- and below-market leases, acquired in-place leases, other identified intangible assets and assumed liabilities) and allocates the purchase price (including capitalized transaction costs) to the acquired assets and assumed liabilities. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. During this process, we also evaluate each investment for purposes of determining whether a property can be immediately rented (presented on the consolidated balance sheets as “Investments in rental real estate properties, net”) or will need improvements or redevelopment (presented on the consolidated balance sheets as “Investments in real estate held for improvement”).

The amortization of in-place leases is recorded to depreciation and amortization expense on the Company’s consolidated statements of operations. The amortization of above- or below-market leases is recorded as an adjustment to rental revenue on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any in-place lease value is written off.

For rental real estate properties, significant improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

For real estate held for improvement, we capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other capitalized costs associated with activities that are directly related to preparing our properties for their intended use. Other costs may include interest, property taxes, property insurance, and utilities. Incidental operations are revenue-producing activities engaged in during the development period to reduce the net cost of developing the property for its intended use. Incremental revenues from incidental operations in excess of incremental costs of incidental operations are a direct reduction to the capitalized project costs. We capitalize direct and incremental costs associated with incremental revenue on a straight-line basis over the terms of the respective leases. The capitalization period associated with our improvement activities begins at such time that development activities commence and concludes at the time that a property is available to be rented or sold.

F-10

Costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable Life
Building and building improvements	20 - 30 years
Site improvements	10 - 20 years
Furniture, fixtures and equipment	5 - 10 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value. During the years ended December 31, 2021 and 2020, no such impairment occurred.

Deferred Leasing Costs

We capitalize direct and incremental costs associated with the successful negotiation of leases on a straight-line basis over the terms of the respective leases. Deferred leasing costs are classified in “Other assets, net” on the consolidated balance sheets. If an applicable lease terminates prior to the expiration of its initial lease term, we write off the carrying amount of the costs to amortization expense.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular.

Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 common shares or $50,000 worth of common shares per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions for shares held less than 5 years are also subject to a flat 1% penalty to the NAV per share in effect at the time of the redemption request. Redemptions are processed on a first-in, first-out basis, meaning those shares submitted by a shareholder for redemption in any given month or quarter that have been continuously held for the longest amount of time will be redeemed first.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the first day of the last month of such calendar quarter) is 5.00% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given quarter, as these commercial real estate assets are paid off or sold, but we do not intend to redeem more than 20.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

F-11

Due to the uncertainty caused by the new strain of coronavirus (COVID-19), our Manager had previously determined to suspend the processing and payment of redemptions under our redemption plan effective March 31, 2020. Effective as of June 30, 2020, our Manager resumed the processing and payment of redemptions under our redemption plan.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2020, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements for the years ended December 31, 2021 and 2020. No gross deferred tax assets or liabilities have been recorded as of December 31, 2021 and 2020.

As of December 31, 2021 and 2020, we elected to treat certain wholly-owned subsidiaries as QRSs. The QRSs are corporations that are wholly-owned by the Company and are disregarded for both federal and state income tax purposes. A corporation that is a QRS shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a QRS shall be treated as assets, liabilities and such items (as the case may be) of the REIT.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Rental revenue is recognized on a straight-line basis over the term of the lease. We will periodically review the collectability of our tenant receivables and record an allowance for doubtful accounts for any estimated probable losses. Bad debt expense will be recorded within rental revenue in the consolidated financial statements.

As of December 31, 2021, all material, non-cancelable future rental revenue was related to commercial and multifamily properties with lease terms of one year or less. For the years ended December 31, 2021 and 2020, no single tenant accounted for a significant amount of rental revenue.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The standard is effective for annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. We are currently assessing the impact of this update on the presentation of our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), which eases the potential burden in accounting for reference rate reform on financial reporting. The guidance provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. ASU 2020-04 is effective for all entities as of March 12, 2020 through December 31, 2022. The Company has not adopted any of the optional expedients or exceptions as of December 31, 2021. We will continue evaluating the impact of the adoption of this standard on our consolidated financial statements.

F-12

Due to the business disruptions and challenges severely affecting the global economy caused by the COVID-19 pandemic, many lessors may provide rent deferrals and other lease concessions to lessees. While the lease modification guidance in ASC 840, Leases ("ASC 840") addresses routine changes to lease terms resulting from negotiations between the lessee and the lessor, this guidance did not contemplate an exceptionally high volume of concessions being so rapidly executed to address the sudden liquidity constraints of certain lessees caused by the COVID-19 pandemic. In April 2020, the FASB issued a question and answer document that allows lessors to elect not to evaluate whether lease-related relief provided to mitigate the economic effects of COVID-19 is a lease modification under ASC 840. This election would allow lessors to bypass a lease-by-lease analysis, and instead choose to either apply the lease modification accounting framework or not, with such election applied consistently to leases with similar characteristics and similar circumstances. Lessors making this election would continue to recognize property rental revenue on a straight-line basis. Rent abatements would be recognized as reductions to property rental revenue during the period for which they relate. Rent deferrals would not impact the recognition of property rental revenue, but would result in an increase to tenant receivables during the deferral period.

We did not grant any lease-related relief as a result of COVID-19 during the year ended December 31, 2021. In the future, we may be in discussions with tenants to grant concessions and additional lease-related relief, such as the deferral of lease payments, for a period of time. We have elected to account for possible COVID-19 related concessions provided to our tenants as a deferred payment in which we will continue to recognize revenue on the existing straight-line basis over the remaining applicable lease term. Any changes in payment will be recognized through rent receivables, which is recorded in “Other assets, net” in our consolidated balance sheets. Any identified uncollectible amounts related to the deferred payments will be recognized as an adjustment to rental revenue.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Beginning balance	$17,061	$-
New investments in equity method investees	-	17,368
Distributions received	(1,043)	-
Equity in losses of equity method investees	(1,232)	(307)
Ending balance	$14,786	$17,061

As of December 31, 2021 and 2020, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Acquired in December 2020, a 95% non-controlling member interest in FR-PC Parkland JV LLC, whose activities are carried out through the following wholly-owned asset: Parkland at Orange Park, a garden-style multifamily complex in Orange Park, FL.

(2)	Acquired in January 2020, the contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 8, Related Party Arrangements for further information regarding National Lending.

As of and for the year ended December 31, 2021, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

F-13

Condensed balance sheet information:	FR-PC Parkland JV LLC As of December 31, 2021	National Lending, LLC As of December 31, 2021
Real estate assets, net	$52,134	$-
Other assets	2,416	69,017	(1)
Total assets	$54,550	$69,017

Mortgage notes payable	$41,325	$-
Other liabilities	272	3
Equity	12,953	69,014
Total liabilities and equity	$54,550	$69,017
Company’s equity investment, net	$12,390	$2,396

(1)	Approximately $29 million of Other Assets are promissory notes receivable from other eREITs. See Note 8, Related Party Arrangements for further information regarding National Lending.

Condensed income statement information:	FR-PC Parkland JV LLC For the Year Ended December 31, 2021	National Lending, LLC For Year Ended December 31, 2021
Total revenue	$4,722	$1,243
Total expenses	6,065	47
Net income (loss)	$(1,343)	$1,196
Company's equity in earnings (losses) of investee	$(1,276)	$44

As of and for the year ended December 31, 2020, the condensed financial position and results of operations of the company’s equity basis investments are summarized below (amounts in thousands):

Condensed balance sheet information:	FR-PC Parkland JV LLC As of December 31, 2020	National Lending, LLC As of December 31, 2020
Real estate assets, net	$52,911	$-
Other assets	4,188	52,950
Total assets	$57,099	$52,950

Mortgage notes payable	$41,572	$-
Other liabilities	133	-
Equity	15,394	52,950
Total liabilities and equity	$57,099	$52,950
Company’s equity investment, net	$14,709	$2,352

Condensed income statement information:	FR-PC Parkland JV LLC For the Period December 11, 2020 (Inception) through December 31, 2020	National Lending, LLC For the Year Ended December 31, 2020
Total revenue	$264	$629
Total expenses	278	35
Net income (loss)	$(14)	$594
Company's equity in earnings (losses) of investee	$(13)	$16
Company’s share of origination costs within equity	$(310)	$-

F-14

4.	Investments in Rental Real Estate Properties and Real Estate Held for Improvement

The following table presents the Company’s investments in rental real estate properties, net (amounts in thousands):

	As of December 31, 2021	As of December 31, 2020
Land	$9,841	$2,254
Building and building improvements	14,887	7,212
Site improvements	1,152	1,112
Furniture, fixtures and equipment	118	93
Total gross investment in rental real estate properties	$25,998	$10,671
Less: Accumulated depreciation	(585)	(63)
Total investment in rental real estate properties, net	$25,413	$10,608

As of December 31, 2021 and 2020, we had two and one rental real estate properties, respectively, which consists of the following:

1)	In September 2020, the Company directly acquired ownership of a wholly-owned subsidiary which purchased a multifamily property containing 52 units and totaling approximately 65,000 rentable square feet (the “L37 Property”) located in Nashville, TN, for approximately $10.8 million.

2)	In February 2020, the Company directly acquired ownership of a wholly-owned subsidiary which purchased three office/industrial buildings totaling approximately 75,000 square feet on an approximately 1.74 acre lot (the “W59 Property”) located in Los Angeles, CA for approximately $15.0 million. On January 11, 2021, the Company decided to no longer pursue the original redevelopment plan for the W59 Controlled Subsidiary. As such, the asset was placed in-service on January 11, 2021, and we commenced recognizing revenue, expenses, and depreciation in accordance with our policy, as outlined in Note 2, Summary of Significant Accounting Policies – Investment in Rental Real Estate Properties and Real Estate Held for Improvement. The property was previously in Real Estate Held for Improvement on the consolidated balance sheets for the year ended December 31, 2020.

As of December 31, 2021 and 2020, the carrying amount of our investment in rental real estate properties above included capitalized transaction costs of approximately $474,000 and $320,000, respectively, which includes acquisition fees paid to the Sponsor of approximately $360,000 and $210,000, respectively.

For the years ended December 31, 2021 and 2020, the Company recognized approximately $522,000 and $63,000, respectively, of depreciation expense on our investments in rental real estate properties.

The following table presents the Company’s investments in real estate held for improvement (amounts in thousands):

	As of December 31, 2021	As of December 31, 2020
Land	$4,642	$12,294
Building	-	7,502
Work in progress	112	202
Incremental revenues, net of leasing commissions	-	(282)
Total investment in real estate held for improvement	$4,754	$19,716

As of December 31, 2021 and 2020, we had one and two investments in real estate held for improvement, respectively, which consist of the following:

1)	In September 2020, the Company directly acquired ownership of a wholly-owned subsidiary which purchased vacant, unimproved land totaling approximately 13 acres (the “Z20 Property”) located in Nashville, TN, for approximately $4.6 million.

As of December 31, 2021 and 2020, our investment in real estate held for improvement included capitalized transaction costs of approximately $142,000 and $296,000, respectively, which includes acquisition fees paid to the Sponsor of approximately $90,000 and $240,000, respectively.

F-15

5.	Intangible Assets

The Company’s intangible assets consist of in-place leases allocated from the purchase price of our September 2020 acquisition of investment in rental real estate properties.

As of December 31, 2021 and 2020, in-place leases, net, totaled approximately $0 and $75,000, respectively. In-place lease assets are amortized over the life of the lease. For each of the years ended December 31, 2021 and 2020, amortization of in-place lease assets was approximately $75,000, and is included in depreciation and amortization in the consolidated statements of operations.

In-place leases were fully amortized and there are no remaining intangible assets as of December 31, 2021.

6.	Distributions

Distributions are calculated based on members of record each day during the distribution period.

The table below outlines the Company’s total distributions declared to members, the Sponsor and its affiliates for the years ended December 31, 2021 and 2020 (all tabular amounts are in thousands except per share data):

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of December 31, 2021	Payment Date
February 1, 2021 through February 28, 2021	0.0002739726	$33		01/28/2021	$33	04/13/2021
March 1, 2021 through March 31, 2021	0.0001369863	19		02/25/2021	19	04/13/2021
April 1, 2021 through April 30, 2021	0.0008219178	109		03/30/2021	109	07/13/2021
May 1, 2021 through May 31, 2021	0.0005479452	75		04/29/2021	75	07/13/2021
June 1, 2021 through June 30, 2021	0.0004109589	54		05/28/2021	54	07/13/2021
July 1, 2021 through July 31, 2021	0.0001369863	18		06/29/2021	18	10/12/2021
August 1, 2021 through August 31, 2021	0.0000000000	-		N/A	-	N/A
September 1, 2021 through October 1, 2021	0.0002739726	34		08/27/2021	34	10/12/2021
October 2, 2021 through October 31, 2021	0.0002739726	36		10/01/2021	-	01/11/2022
November 1, 2021 through November 30, 2021	0.0006849315	88		10/27/2021	-	01/11/2022
December 1, 2021 through December 31, 2021	0.0008219178	108		11/29/2021	-	01/11/2022
January 1, 2022 through January 31, 2022	0.0006849315	91	(2)	12/29/2021	-	04/21/2022
Total		$665	(1)		$342

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of December 31, 2020	Payment Date
January 1, 2021 through January 31, 2021	0.0005479452	$80	(3)	12/29/2020	$-	04/13/2021
Total		$80	(1)		$-

(1)	For the years ended December 31, 2021 and 2020, total distributions declared to related parties totaled less than $1,000.

(2)	The liability for the January 2022 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the December 31, 2021 consolidated financial statements, and is scheduled to be paid within three weeks after March 31, 2022.

(3)	The liability for the January 2021 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the December 31, 2020 consolidated financial statements. This amount was subsequently determined to be approximately $80,000.

7.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

F-16

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of December 31, 2021, the Company’s significant financial instruments consist of cash, restricted cash, and notes payable. The carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature.

8.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for organizational and offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs for the amount of organizational and offering costs incurred and payable for the years ended December 31, 2021 and 2020.

The Company will also reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor (the “Shared Services Agreement”), including any increases in insurance attributable to the management or operation of the Company. For the years ended December 31, 2021 and 2020, the Manager incurred approximately $20,000 and $31,000 of operational costs on our behalf, respectively. As of December 31, 2021 and 2020, approximately $2,000 and $8,000 were due and payable, respectively.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 0.85% of our NAV, which until September 30, 2020 was based on our net offering proceeds as of the end of each quarter, and thereafter has been and will continue to be based on our NAV at the end of each prior semiannual period. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. The Manager agreed, for a period from inception until June 30, 2020 (the “Fee Waiver Period”), to waive its asset management fee. Following the conclusion of the Fee Waiver Period, the Manager may in its sole discretion continue to waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived. The Manager decided to further waive its asset management fees through September 30, 2020.

During the years ended December 31, 2021 and 2020, we have incurred asset management fees of approximately $401,000 and $102,000, respectively. As of December 31, 2021 and 2020, approximately $101,000 and $102,000, respectively, of asset management fees were payable to the Manager and are included on the consolidated balance sheets.

The Company may be charged by the Manager a development management fee of 5.00% of total development costs, excluding property. However, such development fee is only intended to be charged if it is net of a fee being charged by the developer of the equity investment project or if there is no outside developer of the equity investment project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived. For the years ended December 31, 2021 and 2020, we have incurred development management fees of approximately $5,000 and $10,000, respectively. As of December 31, 2021 and 2020, approximately $1,000 and $2,000, respectively, of development management fees remained payable to the Manager and are included on the consolidated balance sheets.

F-17

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of December 31, 2021 and 2020, the Manager has not designated any asset as non-performing and no special servicing fees are payable to the Manager. Accordingly, for the years ended December 31, 2021 and 2020, no special servicing fees have been incurred or paid to the Manager.

The Company will reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of equity investments in real estate, and we will also pay the Manager an equity disposition fee of up to 1.50% of the gross proceeds from such sale if our Manager is acting as the real estate developer or is engaged by the developer to sell the project. As of December 31, 2021 and 2020, no disposition fees are payable to the Manager. Accordingly, for the years ended December 31, 2021 and 2020, no disposition fees have been incurred or paid to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the years ended December 31, 2021 and 2020, the Company did not purchase any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager, or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager will appoint an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the years ended December 31, 2021 and 2020, fees of approximately $7,000 and $10,000, respectively, were paid to the Independent Representative as compensation for those services and included as general and administrative expense in the consolidated statements of operations.

Fundrise, L.P.

Fundrise, L.P. is a member of the Company and held 1,000 shares as of December 31, 2021 and 2020. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp, Member and Sponsor

Rise Companies Corp. is a member of the Company and held 500 common shares as of December 31, 2021 and 2020.

For the years ended December 31, 2021 and 2020, the Sponsor incurred approximately $42,000 and $37,000, respectively, of operational costs on our behalf, in connection with the Shared Services Agreement. Approximately $10,000 and $3,000 of such costs were due and payable as of December 31, 2021 and 2020, respectively and are included on the consolidated balance sheets.

The following table presents the Company’s acquisition fees related to investments in real estate properties paid to the Sponsor (amounts in thousands):

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Acquisition fees incurred and paid to the Sponsor	$-	$450
Total	$-	$450

F-18

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, which is financed by each of the eREITs affiliated with our Sponsor. National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate that is customary for the industry. Each eREIT contributes an amount to National Lending in exchange for ownership interests, originally not to exceed 3.00% of its assets under management to National Lending. On March 23, 2020, the Company entered into an Amended and Restated Operating Agreement with National Lending, which increased the maximum contribution for partnership interest from 3.00% to approximately 5.00% of a partner’s assets under management. Accordingly, the Company has a continuous funding commitment to maintain a total contribution amount of up to 5.00% of its assets under management to National Lending. As of December 31, 2021 and 2020, the Company has contributed approximately $2.3 million for a 3.49% and 4.48% ownership in National Lending, respectively.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs who have contributed to it in order to maintain greater liquidity and better finance such eREIT’s individual real estate investment strategies. The promissory notes bear a market rate of interest and are generally repaid via the capital raised by each of the borrowing eREITs’ Offerings. All transactions between National Lending and the borrowing eREITs are reviewed by the Independent Manager.

During the year ended December 31, 2021, the Company entered into one promissory note with National Lending. The note was issued on November 24, 2021 in the principal amount of $6.5 million. The promissory note bears a 3.5% interest rate and matures one year from the date of issuance. During the year ended December 31, 2020, the Company entered into one promissory note with National Lending in the principal amount of $6.0 million. On November 24, 2021 the note was paid off in full. For the years ended December 31, 2021 and 2020, the Company incurred approximately $212,000 and $13,000, respectively, in interest expense on notes with National Lending. As of December 31, 2021 and 2020, the Company had outstanding interest payable of approximately $23,000 and $13,000, respectively and is included on the consolidated balance sheets.

9.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

10.	Commitments and Contingencies

Reimbursable Organizational and Offering Costs

The Company has a contingent liability related to potential future reimbursements to the Manager for organizational and offering costs that were paid by the Manager on the Company’s behalf. As of December 31, 2021 and 2020, approximately $1,000 and $107,000, respectively, of organizational and offering costs incurred by the Manager may be subject to reimbursement by the Company in future periods, based on achieving specific performance hurdles as described in Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs.

Legal Proceedings

As of the date of the consolidated financial statements, we are not currently named as a defendant in any active or pending litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

11.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through April 21, 2022 for potential recognition or disclosure.

Note from National Lending, LLC

On January 3, 2022, National Lending issued a promissory note to the Company in the principal amount of $2.0 million. The note bears a 3.5% interest rate and matures on January 3, 2023. As of April 21, 2022, there is a total outstanding principal of $8.5 million and accrued interest outstanding of approximately $97,000 related to the promissory notes with National Lending.

Additional Contributions to National Lending, LLC

On January 14, 2022, the Company contributed an additional $174,000 to National Lending in accordance with the subscription agreement, for a total cumulative contribution of approximately $2.5 million, which is equivalent to approximately 3.2% ownership as of January 14, 2022.

F-19

Item 8.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1**	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s Offering Circular on Form 1-A filed on October 29, 2019)
2.2**	Form of Amended and Restated Operating Agreement (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s Offering Circular on Form 1-A filed on October 29, 2019)
4.1**	Form of Subscription Agreement (incorporated by reference to the copy thereof filed as Appendix B to the Company’s Offering Circular filed on December 6, 2019)
6.1**	Form of License Agreement between Fundrise Growth eREIT VI, LLC and Fundrise LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s Offering Circular on Form 1-A filed on October 29, 2019)
6.2**	Form of Fee Waiver Support Agreement between Fundrise Growth eREIT VI, LLC and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.2 to the Company’s Offering Circular on Form 1-A filed on October 29, 2019)
6.3**	Form of Shared Services Agreement between Fundrise Advisors, LLC and Rise Companies Corp. (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s Offering Circular on Form 1-A filed on October 29, 2019)
11.1*	Consent of KPMG LLP

**	Filed previously
*	Filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, DC on April 21, 2022.

Fundrise Growth eREIT VI, LLC
By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

By:	/s/ Benjamin S. Miller
	Name:	Benjamin S. Miller
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Annual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	April 21, 2022
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	April 21, 2022
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and Principal Accounting Officer)